UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02017707

February 7, 2002

NO ACT
P.E 12-18-01
1-09044

George C. Gaskin
Long Aldridge & Norman LLP
303 Peachtree Street
Suite 5300
Atlanta, GA 30308

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2002

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

Dear Mr. Gaskin:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Duke Realty by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

December 18, 2001

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts Laborers' Pension Fund
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Duke Realty Corporation ("Duke"), to omit from its proxy statement and form of proxy for Duke's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Massachusetts Laborers' Pension Fund (the "Proponent"). The Proposal request that Duke's Board of Directors "adopt an Independent Board Audit Committee Policy that provides for a transition to an Audit Committee composed entirely of independent directors." The Proposal includes a seven-prong definition for determining who is considered an "independent director." A copy of the Proposal and Supporting Statement are attached to this letter as Exhibit A.

On behalf of Duke, we hereby notify the Division of Corporation Finance (the "Division") of Duke's intention to exclude the Proposal and Supporting Statement from its 2002 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the bases set forth below.

303 PEACHTREE STREET • SUITE 5300
ATLANTA, GEORGIA 30308
404 527-4000 • FACSIMILE 404 527-4198

WASHINGTON, D.C. OFFICE
701 PENNSYLVANIA AVENUE, N.W. • SUITE 600
WASHINGTON, D.C. 20004
202 624-1200 • FACSIMILE 202 624-1298

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. The attachments include the following:

1. Exhibit A, which includes the full text of the Proposal and Supporting Statement;

2. A letter dated November 2, 2001 from the Proponent regarding the Proposal; and

3. A letter dated October 25, 2001 from Clarion CRA Securities regarding the beneficial ownership of the shares held by the Proponent.

Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of Duke's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. Duke intends to begin distribution of its definitive 2002 Proxy Materials on or after March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Duke files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(6), because Duke would lack the power or authority to implement the Proposal;

2. Rule 14a-8(i)(10), because Duke has already substantially implemented the Proposal; and

3. Rule 14a-8(i)(7), because the Proposal relates to Duke's ordinary business operations.

Bases for Exclusion

1. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Duke Would Lack the Power or Authority to Implement the Proposal.

Under well-established and recently reaffirmed precedent, we believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Duke lacks the power to implement the Proposal because Duke's Board cannot guarantee the election of independent directors who meet the Proponent's definition of independence.

Duke is an Indiana corporation, governed by the Indiana Business Corporation Law (the "Indiana Code"). Pursuant to Section 23-1-30-9 of the Indiana Code and Duke's Articles of

Incorporation and Bylaws, Duke's directors are elected by Duke's shareholders.[1] Indiana Code Section 23-1-34-6 and Duke's Articles of Incorporation and Bylaws also provide that Duke's Board of Directors may delegate its power and authority with regard to certain aspects of Duke's business to committees comprised of one or more directors (such as Duke's Audit Committee). Thus, only Duke's shareholders may determine who is to serve as a director, and only directors may serve on committees of the Board. Because the Board does not control who is elected as a director, it is not within the power of Duke's Board to guarantee or enforce the election of any particular person or type of person as a director at Duke's annual meetings, much less to require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a specified percentage of the Board or to appropriately fill the Audit Committee.

In order to implement the Proposal, the Duke Board would be required to ensure that enough directors satisfying the Proponent's definition are elected to appropriately fill the Audit Committee. Because a board cannot ensure or require certain types of persons are elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

For example, Marriott International, Inc. received three proposals for inclusion in its 2001 proxy statement which requested that the Marriott board either adopt policies requiring or take steps to ensure that certain specified board committees and at least two-thirds of the entire board consist of independent directors. In each case, the definition of "independent director" was the same as the definition provided in the Proposal sent to Duke. The Staff concurred with Marriott that each of the proposals could be excluded under Rule 14a-8(i)(6) and stated, "In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." Marriott International, Inc. (available February 26, 2001); see also Marriott International, Inc. (available March 9, 2001). The Staff's statements in the Marriott letter are consistent with a long-standing line of Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and concurring that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. See Bank of America Corporation (available February 20, 2001) (two no-action letters, relating to similar proposals regarding both the audit and compensation committees); The Boeing Company (available February 13, 2001); AT&T Corp. (available February 13, 2001); PG&E Corporation (available January 22, 2001); Boeing Co. (Klein) (available March 6, 2000); Bill Klein (available August 18, 1999) (Commission refusing to review the Staff's no-action position taken in the February 22, 1999 letter to Boeing); Boeing Co. (available February 22, 1999); Ameritech Corp. (available December 29, 1994); U.S. West, Inc. (available December 22, 1993); and American Telephone & Telegraph Co. (available December 13, 1985).

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[1] Although vacancies on the Board may be filled by appointment by the incumbent directors, even those positions are subject to election by a vote of shareholders after the appointee's initial term expires.

The Proposal is substantially similar to those cited above. In each case described above, the shareholder proposal attempts to mandate that the composition of the board or a committee of the board consist of directors with certain qualifications. As with each of these other companies, in order to implement the Proposal, Duke's Board would have to ensure or require that directors who satisfy specified criteria are elected. As discussed above, this is a matter which under Indiana law is within the power of shareholders and beyond the Board's power or authority to implement. Duke cannot ensure the election of directors who satisfy the criteria specified by the Proponent.

Furthermore, the Proposal raises an additional concern. The Proposal attempts to impose additional qualifications on members of the Audit Committee to which the Board as a whole would not be subject. If the Proposal were approved, each director who failed to meet the independence standards of the Proposal would be prohibited from serving on the Audit Committee, even though that director may otherwise be qualified to serve on the Board. Consequently, Duke could be faced with the situation in which it had a fully-staffed Board of Directors but no "qualified" directors, according to the Proposal, to serve on the Audit Committee.

Neither Duke nor its Board of Directors has the power to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. Therefore, Duke lacks the authority to implement the Proposal, and we request that the Staff concur, in accordance with long-standing, and recently reaffirmed, precedent, that this provides a basis for excluding the Proposal under Rule 14a-8(i)(6).

2. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.

Although, as discussed above, Duke cannot in the future guarantee or enforce the election of "independent" directors under the Proponent's definition, the members of the Audit Committee, as currently constituted, meet the definition of independence used by the Proponent. Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The Staff has previously found that where members of a board of directors already substantially met the definition of independence set forth in a shareholder proposal, the proposal could be excluded under Rule 14a-8(i)(10). For example, Humana Inc. received a shareholder proposal requesting the establishment of an independent nominating committee of the board, using a definition of independence substantially identical to the definition in the Proposal. Humana argued that the company had met the "substantially implemented" standard because each of the current members of the nominating committee met the definition of independence set forth in the proposal. The Staff concurred that Humana could exclude the proposal under Rule 14a-8(i)(10). See Humana Inc. (available February 27, 2001); and AMR Corporation (available April 17, 2000).

The current members of Duke's Audit Committee already meet the definition of independence set forth in the Proposal. The Audit Committee is comprised of five directors, two of whom the Proponent correctly believes meet its definition of independence but three of whom it believes do not meet the definition. Those three directors are Ngaire E. Cuneo, William Cavanaugh, III, and L. Ben Lytle, and the Proposal states that they are not independent because they are "employed by a significant customer or supplier." This statement is incorrect in two respects. First, none of these individuals is employed by a company that is a customer or supplier of Duke. For example, Ms. Cuneo, who is no longer an employee of Conseco, Inc., is also not, and has never been, employed by the company referred to by Proponent as having provided "insurance-related services" to Duke. While the company is affiliated with Conseco, the company was not Ms. Cuneo's employer. Similarly, with regard to Messrs. Cavanaugh and Lytle, Duke leases space to companies affiliated with Progress Energy, Inc. and Anthem, Inc., for which Messrs. Cavanaugh and Lytle serve as Chairman and Chief Executive Officer, and Chairman of the Board, respectively.

Second, even if the category of "employed by a significant customer or supplier" could be stretched to include Ms. Cuneo and Messrs. Cavanaugh and Lytle, the amounts paid by Duke to a Conseco affiliate and by the lessee companies to Duke are not "significant" to Duke. The amount paid to the Conseco affiliate in 2000 represented 6/10 of 1% of Duke's operating expenses for that year. Furthermore, of this amount, only a small portion was actually paid to the Conseco affiliate for insurance brokerage fees; the substantial majority of the payment was passed through to unaffiliated insurance companies who provided the actual insurance coverage to Duke. In 2001, Dukes anticipates that the amount it will pay Conseco will be comparable to or less than it was in 2000, especially if Duke excludes (as it should) the portion paid by Conseco to the unaffiliated insurance companies. The payments received from affiliates of Progress Energy and Anthem in 2000 represented 4/10 of 1% and 2/10 of 1%, respectively, of Dukes' revenues for that year, and Duke anticipates that amounts paid in 2001 will be comparable. In fact, none of these amounts are required to be disclosed by Duke in its proxy statement pursuant to Item 404 of Regulation S-K, although Duke has chosen in the past to disclose the information voluntarily. Consequently, because the transactions in which Duke engages with affiliates of Conseco, Progress Energy and Anthem are not significant, each of these three directors meets the definition of independence advanced by the Proponent.

Therefore, since all of the members of the Audit Committee meet the definition of independence set forth in the Proposal, Duke has already substantially implemented the Proposal, and we request that the Staff concur that it is appropriate to omit the Proposal from the 2002 Proxy Materials under Rule 14a-8(i)(10).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Definition of "Independence" Micro-Manages Duke's Operations Under the "Ordinary Business" Rule Analysis.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Because the Proposal seeks to micro-manage Duke's operations by defining in detail what constitutes an independent director, Duke may omit the Proposal under Rule 14a-8(i)(7).

As explained by the SEC, the ordinary business exclusion under Rule 14a-8(i)(7) rests upon two central considerations. The first relates to the subject matter of a shareholder proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act Release No. 40018 (May 21, 1998).

The second consideration is relevant to the Proposal. Duke agrees that the issue of having independent directors on its Audit Committee reflects a significant corporate governance policy issue about which shareholders may properly be concerned. However, Duke believes that the determination of what constitutes an appropriate standard of independence for its directors is a matter that is fundamental to the Board's ability to function effectively and to manage numerous complex considerations, and that the Board is in a more appropriate position to evaluate the matter than Duke's shareholders as a group. As such, the seven-prong definition of independence contained in the Proposal is exactly the type of effort to "micro-manage" the company with "intricate details" addressed by the SEC in the 1998 Release.

A public company's board and board committees are subject to numerous overlapping regulatory schemes that require specified directors to satisfy various standards of independence. For example, in order to maintain eligibility for its stock to be traded on the New York Stock Exchange (the "NYSE") (on which Duke's stock is traded), a company must have an audit committee composed of at least three directors who satisfy the definition of independence set forth in NYSE's listing standards. In addition, one manner in which a company may exempt stock-based compensation awards from Exchange Act Section 16(b) is to maintain a compensation committee comprised of at least two directors who satisfy Rule 16b-3's definition of "non-employee director." Also, to maintain the deductibility of executive compensation payments, a compensation committee must be comprised of at least two directors who satisfy the definition of "outside director" set forth in the regulations under Section 162(m) of the Internal Revenue Code. Finally, many institutional shareholders have adopted definitions of independence by which they judge corporate boards, and corporations often evaluate and seek to satisfy certain of these definitions.[2] Because a board cannot ensure or require that directors meeting specified criteria are elected, the board has to carefully evaluate which standards it desires to and is able to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; instead, it requires careful board evaluation and assessment to ensure that the board can function on a day-to-day basis and satisfy regulatory objectives.

Both the NYSE and the SEC recognized the role of a company's board in evaluating independence in the context of recently approved NYSE audit committee independence standards. There, instead of adopting a "bright line" definition of independence with respect to business dealings between companies and directors, as some had encouraged, the NYSE adopted, and the SEC approved, the use of a subjective standard which allows for board consideration of whether a particular business relationship interferes with the director's exercise of independent judgment.[3] The SEC also recognized the need to permit flexibility in the application of objective standards for determining independence, stating that the NYSE rule permitting a board to appoint one non-independent director to its audit committee "adequately balances the need for objective independent directors with the company's need for flexibility in exceptional and unusual circumstances."[4]

As reflected by the myriad regulatory standards for independence that companies must address, we believe that the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue of the extent to which a board or certain committees of a board should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function. Thus, although part of the Proposal may address a policy matter that is outside the scope of ordinary business, the Proposal is excludable under Rule 14a-8(i)(7) because the definition of "independent" contained in the Proposal raises ordinary business matters. See Z-Seven Fund, Inc., (available November 3, 1999) (although proposal relating to adoption and implementation

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2 For example, the California Public Employee's Retirement System (CalPERS), the Council of Institutional Investors (CII) and Teachers Insurance and Annuity Association -- College Retirement Equities Fund (TIAA-CREF) each have adopted different standards for determining directors' independence.

3 NYSE Rule 303.01(B)(3)(b) provides, "A director ... who has a direct business relationship with the company may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment." See Exchange Act Release No. 42233 (Dec. 14, 1999).

4 Exchange Act Release No. 42233, text following note 45.

of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

***

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 527-8363, or Howard L. Feinsand, Duke's General Counsel, at (770) 717-3267, if we can be of any further assistance in this matter.

Sincerely,

George C. Gaskin

cc: Howard L. Feinsand, Esq.
John R. Gaskin, Esq.

Exhibit A

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Dukes-Weeks Realty Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Audit Committee Policy that provides for a transition to an Audit Committee composed entirely of independent directors as Audit Committee openings occur. For purposes of this resolution, a director would not be considered independent if he, or she, is currently, or during, the past five years has been:

- ➢ Employed by the Company, or an affiliate, in an executive capacity.
- ➢ Employed by a firm that is one of the Company's paid advisors, or consultants.
- ➢ Employed by a significant customer, or supplier.
- ➢ Employed by a tax-exempt organization that receives significant contributions from the Company.
- ➢ Paid by the Company pursuant to any personal services contract with the Company.
- ➢ Serving in an executive capacity, or as a director of a corporation, on which the Company's chairman, or chief executive officer, is a board member.
- ➢ Related to a member of management of the Company.

Statement of Support. The Board's Audit Committee plays the critical role of overseeing our Company's outside audit firm and the Company's internal audit and accounting procedures. The Report and Recommendations of the Blue Ribbon Committee on "Improving the Effectiveness of Corporate Audit Committees", published in May of 1999, affirmed the critical roles of the audit committee:

> A proper and well-functioning system exists, therefore, when the three main groups responsible for financial reporting – the full board including the audit committee, financial management including the internal auditors, and the outside auditors – form a "three-legged stool" that supports responsible financial disclosure and active and participatory oversight. However, in the view of the Committee, the audit committee must be "first among equals" in this process, since the audit committee is the extension of the full board and hence the ultimate monitor of the process.

Ensuring the integrity and soundness of corporate auditing and financial reporting processes are issues that demand shareholder attention. Shareholders can support the Audit Committee's role as independent monitor of the Company's accounting and auditing processes by encouraging the

Board of Directors to establish a policy that provides for a transition to an independent Audit Committee.

At present, the Company's Audit Committee includes William Cavanaugh, III, Ngaire E. Cuneo and L. Ben Lytle. All three of these directors fail to meet the "independent" directors standard outlined in the resolution. The Company contracted with an affiliate of Conseco, Inc., during 2000, for certain construction and insurance-related services. Ms. Cuneo is an Executive Vice President of Conseco, Inc. The Company leases office space to affiliates of Anthem, Inc. Mr. Lytle is Chairman of the Board of Directors at Anthem, Inc. The Company leases space to Carolina Power & Light Company (CP&L), a subsidiary of Progress Energy, Inc. Mr. Cavanaugh is Chairman and Chief Executive Officer of Progress Energy, Inc.

We urge your support for this important corporate governance reform.

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX NO. 770.717.2479

November 2, 2001

Mr. John R. Gaskin, Secretary
Duke-Weeks Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240

SUBJECT: Shareholder Proposal

Dear Mr. Gaskin:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke-Weeks Realty Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 13,600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other building trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company

Mr. John R. Gaskin
November 2, 2001
Page 2

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions, or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at 202.942.2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Dukes-Weeks Realty Corporation ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Audit Committee Policy that provides for a transition to an Audit Committee composed entirely of independent directors as Audit Committee openings occur. For purposes of this resolution, a director would not be considered independent if he, or she, is currently, or during, the past five years has been:

- Employed by the Company, or an affiliate, in an executive capacity.
- Employed by a firm that is one of the Company's paid advisors, or consultants.
- Employed by a significant customer, or supplier.
- Employed by a tax-exempt organization that receives significant contributions from the Company.
- Paid by the Company pursuant to any personal services contract with the Company.
- Serving in an executive capacity, or as a director of a corporation, on which the Company's chairman, or chief executive officer, is a board member.
- Related to a member of management of the Company.

Statement of Support: The Board's Audit Committee plays the critical role of overseeing our Company's outside audit firm and the Company's internal audit and accounting procedures. The Report and Recommendations of the Blue Ribbon Committee on "Improving the Effectiveness of Corporate Audit Committees", published in May of 1999, affirmed the critical roles of the audit committee:

> A proper and well-functioning system exists, therefore, when the three main groups responsible for financial reporting – the full board including the audit committee, financial management including the internal auditors, and the outside auditors – form a "three-legged stool" that supports responsible financial disclosure and active and participatory oversight. However, in the view of the Committee, the audit committee must be "first among equals"

in this process, since the audit committee is the extension of the full board and hence the ultimate monitor of the process.

Ensuring the integrity and soundness of corporate auditing and financial reporting processes are issues that demand shareholder attention. Shareholders can support the Audit Committee's role as independent monitor of the Company's accounting and auditing processes by encouraging the Board of Directors to establish a policy that provides for a transition to an independent Audit Committee.

At present, the Company's Audit Committee includes William Cavanaugh, III, Ngaire E. Cuneo and L. Ben Lytle. All three of these directors fail to meet the "independent" director standard outlined in the resolution. The Company contracted with an affiliate of Conseco, Inc., during 2000, for certain construction and insurance-related services. Ms. Cuneo is an Executive Vice President of Conseco, Inc. The Company leases office space to affiliates of Anthem, Inc. Mr. Lytle is Chairman of the Board of Directors at Anthem, Inc. The Company leases space to Carolina Power & Light Company (CP&L), a subsidiary of Progress Energy, Inc. Mr. Cavanaugh is Chairman and Chief Executive Officer of Progress Energy, Inc.

We urge your support for this important corporate governance reform.

HEALTH & WELFARE
PENSION
ANNUITY
TRAINING FUND
LEGAL SERVICES

MASSACHUSETTS LABORERS' BENEFIT FUNDS

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000

FAX COVER SHEET

DATE: 11-7-01

TO: John R Gaskin

COMPANY: Duke-Weeks Realty

FAX NO.: 770-717-2479

OF PAGES: 5
(Including Cover Sheet)

FROM
Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Benefit Funds
Tel: (781) 272-1000 Ext: 131
Fax: (781) 238-0717

Message

If you should have any problems receiving this transmission, please contact Debbie Kaupelis, Ext: 134.

CLARION • CRA
SECURITIES

T. Ritson Ferguson, CFA
Managing Director
Chief Investment Officer

Sent Via Fax (770) 717-2479

October 25, 2001

Mr. John R. Gaskin
Secretary
Duke-Weeks Realty Corporation
600 E. 96th Street, Suite 100
Indianapolis, IN 46240

RE: Shareholder Proposal

Dear Mr. Gaskin:

CRA Value-Added Equity Fund holds 13,600 shares of Duke-Weeks Realty Corporation common stock beneficially for the Massachusetts Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Duke-Weeks Realty Corporation and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Massachusetts Laborers' Pension Fund were purchased prior to October 25, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Clarion CRA Securities

T. Ritson Ferguson
Managing Director

cc: Thomas P. V. Masiello
Massachusetts Laborers' Benefit Funds

CLARION • CRA SECURITIES

259 N. RADNOR CHESTER ROAD, SUITE 205
RADNOR, PENNSYLVANIA 19087

FACSIMILE TRANSMITTAL SHEET

TO: Mr. John Saskin	FROM: T. Ritson Ferguson
COMPANY:	DATE: 11-07-01
FAX NUMBER: 707 717 2479	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S PHONE NUMBER: 610-995-2500
RE:	SENDER'S FAX NUMBER: 610-964-0410

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Thank you.

Maria Lucci
Clarion • CRA Securities
259 N. Radnor Chester Road, Suite 205
Radnor, PA 19087
www.crainvest.com
lucci@clarionp.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

The proposal requests that the board of directors adopt a policy that provides for a transition to an audit committee composed entirely of "independent" directors, as that term is defined in the proposal.

We are unable to concur in your view that Duke Realty may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Duke Realty may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that Duke Realty may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Duke Realty may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur in your view that Duke Realty may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Duke Realty may exclude the proposal under rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor